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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                  FILING NO. 1 FOR THE MONTH OF DECEMBER, 2000



                              VISIBLE GENETICS INC.
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F |X|   Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_|   No |X|

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                              VISIBLE GENETICS INC.

      On December 14, 2000, we announced that we received comments from the US Food and Drug Administration ("FDA") on the our submission for our TRUGENE(TM) HIV-1 Genotyping Kit and OpenGene(TM) DNA sequencing system, that was filed with the FDA in September of this year.

      The FDA letter contained a series of questions related to the submission. We expect to address the questions promptly and believe that no additional clinical trials will be necessary prior to receiving permission to commercially market the product. In addition the FDA provided preliminary comments on label copy that would be used for the final product.

      All of the questions in the FDA's comments relate to issues which we feel confident can be addressed in a timely fashion. We currently expect to submit our response to the FDA by the end of January, 2001.

      This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and our products, delays in, or the refusal of, insurance companies and other third-party payors to reimburse us for our products, delays in product development, delays in making our new Atlanta manufacturing facility operational, and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

      We hereby incorporate by reference this Form 6-K into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155, 333-94649 and 333-40616) and our outstanding
Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.
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                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    VISIBLE GENETICS INC.


Date: December 14, 2000             By: /s/ THOMAS J. CLARKE
                                        ------------------------------
                                        Name: Thomas J. Clarke
                                        Title: Chief Financial Officer